SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Growth Capital Master Portfolio, LLC
(Name of Issuer)
Growth Capital Master Portfolio, LLC
on behalf of itself and
Growth Capital Portfolio, LLC
and
Growth Capital TEI Portfolio, LLC
(Name of Person(s) Filing Statement)

Limited Liability Company Interests
(Title of Class of Securities)
N/A
(CUSIP Number of class of securities)

Ginny R. Neal	With a copy to:
c/o GenSpring Family Offices, LLC	Jane A. Kanter, Esq.
3801 PGA Boulevard, Suite 555	Dechert LLP
Palm Beach Gardens, Florida 33410	1775 I Street, N.W.
(561) 746-8444	Washington, DC 20006-2401
(202) 261-3302
(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement
(March 22, 2010)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$86,375,000(a)	$6,158.54(b)

(a)	Calculated as the aggregate maximum purchase price for limited liability company interests.

(b)	Calculated at $71.30 per million of the Transaction Valuation
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	6,158.54	Filing Parties:	Growth Capital Master Portfolio, LLC

Form or Registration No.:	SC TO-I	Date Filed:	March 22, 2010

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.
     Each of the Growth Capital Portfolio, LLC and Growth Capital TEI Portfolio, LLC (each a “Portfolio” and together, “Portfolios”) is a “feeder” fund that invests substantially all of its investable assets in the Growth Capital Master Portfolio, LLC (“Master Portfolio”), and, therefore, the assets of the Portfolios normally consist of their direct or indirect Interests in the Master Portfolio. As disclosed in the Private Placement Memorandums of each of the Portfolios, each dated as of November 16, 2009 (“PPM”), the Portfolios may, from time to time, offer to purchase limited liability company interests (“Interests”) from their members (“Members”), in whole or in part, pursuant to written tenders made to their Members. Each repurchase may be limited and generally will apply to 5% to 25% of the assets of each Portfolio (including the assets of the Master Portfolio). Repurchases are made at such times, in such amounts and on such terms as the Board of Directors of the Master Portfolio and the Portfolios (together, “Board”) may determine in its sole discretion. In determining whether a Portfolio should offer to repurchase its Interests, in whole or in part, the Board will consider a variety of operational, business and economic factors. The Board expects to consider on a semi-annual basis whether a Portfolio should offer to repurchase Interests, in whole or in part, from Members. The Board may under certain circumstances elect to postpone, suspend or terminate an offer to repurchase Interests.
     Since Interests in the Master Portfolio are offered to and held directly or indirectly only by the Portfolios, the Portfolios are offering to purchase Interests in each Portfolio (each an “Offer” and together, “Offers”) from Members in an aggregate amount up to $86,375,000 of the Master Portfolio’s net assets (i.e., the Master Portfolio’s estimated value of its investments less all of its liabilities including accrued fees and expenses) based on the estimated net asset value of such Interests calculated as of June 30, 2010 (also referred to herein as the “Repurchase Valuation Date”). The Offers will remain open until midnight on April 21, 2010, subject to any extension of the Offers made in the absolute discretion of the Board. Until this time, you have the right to change your mind and withdraw your Interests from consideration for purchase. If we do not accept your Interests by midnight, April 21, 2010 (also referred to herein as the “Repurchase Request Deadline”) for purchase, you may still withdraw your Interests at any time after April 21, 2010, assuming your tender has not been accepted. Capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to them in the PPM.
     If a Member would like the Portfolio to purchase his or her Interests, the Member should (i) mail the Letter of Transmittal (the Tender Offer Form will suffice), which is attached to this document as Exhibit 99.3, to GenSpring Family Offices, LLC (“GenSpring” and the “Adviser”) at 3801 PGA Blvd., Suite 555, Palm Beach Gardens, FL 33410, Attn: Middle Office or (ii) fax it to the Adviser at (561) 575-6709, Attn: Middle Office, or (iii) email it to the Adviser at OpsRequest@genspring.com, by the deadline set forth above (i.e., before midnight, Eastern time, April 21, 2010.)
     The value of the Interests are likely to change between February 28, 2010 (the last date prior to this filing as of which the estimated net asset value of each Portfolio was calculated) and the Repurchase Valuation Date. Members desiring to obtain the estimated net asset value of their Interests, which the Portfolios will calculate from time to time based upon information the Portfolios receive from the Investment Vehicles (defined below) in which it invests, may contact the Adviser at 561- 746-8444, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern time).

     Please note that just as you have the opportunity to have your Interests purchased by the Portfolios through means of the Offers and the right to withdraw your tender on or before the Repurchase Request Deadline, the Board has the right to cancel, amend or postpone the Offers at any time before midnight, April 21, 2010. Members tendering their Interest should note that they will remain Members in their Portfolio, with respect to the Interest tendered and accepted for purchase by the Portfolio, through the Repurchase Valuation Date.
Item 2. Issuer Information.
     (a) The name of the issuer is the Growth Capital Master Portfolio, LLC. This filing is being made by the Master Portfolio on behalf of itself and its two feeder Portfolios (i.e., the Growth Capital Portfolio, LLC and the Growth Capital TEI Portfolio, LLC.), which are affiliates of the Master Portfolio The Master Portfolio each of the feeder Portfolios is registered under the Investment Company Act of 1940, as amended (“1940 Act”), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company. The principal executive office of the Master Portfolio and the Portfolios is located at 3801 PGA Boulevard, Suite 555, Palm Beach Gardens, Florida, 33410 and the telephone number is 561-746-8444.
     (b) The title of the securities that are the subject to the Offers is “limited liability company interests”. As of the close of business on February 28, 2010, there was approximately $716,665,749 of outstanding capital of the Master Portfolio held in Interests (of which approximately 96%was held by the Growth Capital Portfolio, LLC and approximately 4% was held by the Growth Capital TEI Portfolio, LLC). Subject to the conditions set forth in the Offer to Purchase, the Portfolios will purchase up to an aggregate amount of $86,375,000 of Interests that are tendered by and not withdrawn prior to midnight, Eastern time, on April 21, 2010, subject to any extension of the Offers made in the absolute discretion of the Board.
     As described above, each Portfolio is one of two “feeder” funds that invests substantially all of its investable assets in the Master Portfolio, which allocates proceeds in a diversified portfolio of private investment companies, typically referred to as hedge funds, open-end investment companies, closed-end investment companies, exchange-traded funds or segregated accounts (“Investment Vehicles”), managed pursuant to various investment strategies by investment managers. The Master Portfolio may also invest directly in equity securities, fixed income securities, mortgage and asset-backed securities, foreign investments and derivatives. The Board has approved Offers by the Portfolios to their respective Members of an aggregate amount up to $86,375,000 of Interests (such amount being referred herein as the “Maximum Amount”).
     (c) Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of each Portfolio’s Limited Liability Company Agreement dated as of November 16, 2009 (“LLC Agreement”).
Item 3. Identity and Background of Filing Persons.
     (a) The name of the filing person is the Growth Capital Master Portfolio, LLC. As noted above, this filing is being made by the Master Portfolio on behalf of itself and its two feeder Portfolios (i.e., the Growth Capital Portfolio, LLC and the Growth Capital TEI Portfolio, LLC.) The principal executive office of the Master Portfolio and the two feeder Portfolios and the Adviser (i.e., GenSpring Family Offices, LLC) is located at 3801 PGA Boulevard, Suite 555, Palm Beach Gardens, Florida 33410 and the telephone number is (561) 746-8444. The executive officers of the Portfolios are Maria Elena (Mel) Lagomasino, Martin R. Dean and Ginny R. Neal. The Directors of each Board are Messrs. Jeffrey M. Biggar, Jean Brunel, George C Guynn, Sidney E. Harris, and Joel Katzman (“Directors”). None of the Directors is affiliated with the Adviser and each is not an “interested person” of the Adviser or the Portfolios as defined under Section 2(a)(19) of the 1940 Act and, therefore, each is an independent Board member (“Independent Directors”). The address of the Directors is c/o the Portfolios at the address of their principal executive office noted above.
Item 4. Terms of This Tender Offer.
     (a) (1) (i) Subject to the conditions set forth in the Offers, the Portfolios will purchase an aggregate amount of up to $86,375,000 of Interests that are tendered by and not withdrawn prior to midnight, Eastern time, on April 21, 2010 (“Repurchase Request Deadline”).

          (ii) The purchase price of Interests tendered to a Portfolio will be their net asset value as of the close of business on June 30, 2010, if the Offers expires on the expected expiration date of April 21, 2010.
•	Members choosing to tender an Interest for purchase must do so by the applicable Repurchase Request Deadline of April 21, 2010. The Repurchase Request Deadline may be extended by the Board in its sole and absolute discretion. A Portfolio will not accept any repurchase request received by it or its designated agent after the Repurchase Request Deadline.

•	Promptly after the Repurchase Request Deadline, the Portfolios will give to each of its Members whose Interest has been accepted for purchase by the Portfolios a promissory note (“Promissory Note”) entitling the Member to be paid an amount equal to the value, determined as of the Repurchase Valuation Date, of the purchased Interest.

•	The amount due to any Member whose Interests or portion thereof is purchased will be equal to the value of such Member’s Capital Account or portion thereof, as applicable, as of the Repurchase Valuation Date, after giving effect to all allocations to be made to such Member’s Capital Account as of such date. The Repurchase Valuation Date is June 30, 2010 is approximately seventy (70) days after the Repurchase Request Deadline.

•	Members tendering their Interest should note that they will remain Members in their Portfolio, with respect to the Interest tendered and accepted for purchase by the Portfolio, through the Repurchase Valuation Date.

•	The Promissory Note, which will be non-interest bearing and non-transferable, is expected to contain terms providing for payment at two separate times.

•	The initial payment in respect of the Promissory Note (“Initial Payment”) will be in an amount equal to at least 90% of the estimated value of the repurchased Interest, determined as of June 30, 2010 (i.e, the Repurchase Valuation Date). The Initial Payment will be made as of the later of (i) a period of within thirty (30) days after the Repurchase Valuation Date, or (ii) if the Master Portfolio has requested withdrawal of its capital from any Investment Vehicles in order to fund the repurchase of Interests, within ten (10) business days after the Master Portfolio has received at least 90% of the aggregate amount withdrawn from such Investment Vehicles. Such payments shall be reduced by any applicable tax withholding, including any withholding on payments made by the Portfolios.

•	The second and final payment in respect of the Promissory Note (“Post-Audit Payment”) will be in an amount equal to the excess, if any, of (i) the value of the tender amount accepted, determined as of the Repurchase Valuation Date and based upon the results of either (a) the semi-annual unaudited financial statements of the relevant Portfolio for the period in the Repurchase Valuation Date occurs or (b) the annual audit of the Portfolio’s financial statements for the period in which the Repurchase Valuation Date occurs, over (ii) the Initial Payment. It is anticipated that this process should be completed within sixty (60) days after the end of each semi-annual period and that the Post-Audit Payment will be made promptly thereafter. A Member will continue to receive an allocation of profits and losses with respect to any amount tendered for repurchase until June 30, 2010 (the Repurchase Valuation Date).

•	Although the amounts required to be paid by each of the Portfolios will generally be paid in cash, the Portfolio may, under certain limited circumstances, pay all or a portion of the amounts due by an in-kind distribution of securities.
          If modification of the Portfolios’ tender offer procedures, as described above, is deemed necessary to comply with regulatory requirements, the Board will adopt revised procedures reasonably designed to provide Members substantially the same liquidity for Interests as would be available under the procedures described above.

          Payment for Interests tendered for purchase may require a Portfolio to withdraw from the Master Portfolio, which in turn may be required to liquidate portfolio holdings in Investment Vehicles earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Master Portfolio’s investment related expenses as a result of higher portfolio turnover rates. The Adviser intends to take measures, subject to policies as may be established by the Board, to attempt to avoid or minimize potential losses and expenses resulting from the purchase of Interests by the Portfolios.
          The purchase of Interests by the Portfolios is subject to regulatory requirements imposed by the Securities and Exchange Commission (“SEC”). The Portfolios’ tender offer procedures are intended to comply with such requirements. However, in the event that the Board determines that modification of the tender offer procedures, described above, is required or appropriate, the Board will adopt revised tender offer procedures as necessary to ensure the Portfolios’ compliance with applicable regulations or as the Board, in its sole discretion, deems appropriate. Following the commencement of Offers by the Portfolios to purchase Interests from their Member, the Board may suspend, postpone or terminate such Offers in certain circumstances upon the determination of a majority of the Board, including a majority of the Independent Directors, that such suspension, postponement or termination is advisable for Portfolios and their Members, including, without limitation, circumstances as a result of which it is not reasonably practicable for the Master Portfolio to dispose of its investments or for the Portfolios to determine the value of their net assets, and other unusual circumstances.
          Partial Interests tendered for purchase will be treated as having been purchased on a “first in — first out” basis. Therefore, the portion of an Interest purchased by a Portfolio will be deemed to have been taken from the earliest capital contribution made by such Member (adjusted for subsequent net profits and net losses) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Member (adjusted for subsequent net profits and net losses) until such capital contribution is decreased to zero.
          The Portfolios do not presently intend to impose any charges on the purchase of Interests tendered by Members, except that the Portfolios will pay any direct costs and expenses (such as wiring fees) relating to the purchase of Interests. The Portfolios may allocate to Members whose Interests are purchased withdrawal or similar charges imposed by Investment Vehicles if the Adviser determines to withdraw from one or more Investment Vehicles as a result of Member tenders and such charges are imposed on the Portfolio.
          A Member who tenders some but not all of the Member’s Interest for purchase will be required to maintain a minimum capital account balance of $50,000. Such minimum capital account balance requirement may be waived by the Portfolios, in their sole discretion. The Portfolios reserve the right to reduce the amount to be purchased from a Member so that the required capital account balance is maintained.
          In the event that the Adviser or any of its affiliates holds an Interest (or portion of an Interest) in its capacity as a Member, such Interest (or portion of an Interest) may be tendered for purchase in connection with any repurchase offer made by the Portfolios, without notice to the Members.
          A copy of: (i) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (ii) the Offer to Purchase; (iii) a form of Letter of Transmittal; and (iv) a form of Promissory Note are attached hereto as Exhibits 99.1, 99.2, 99.3, and 99.4, respectively.
               (iii) The Offers are scheduled to expire at midnight, Eastern time, on April 21, 2010. Members that desire to tender an Interest for purchase must do so by that time, unless the Offers are extended in the absolute discretion of the Board.
               (iv) Not applicable.
               (v) The Board in its absolute discretion reserves the right, at any time and from time to time, to extend the period of time during which the Offers are pending by notifying Members of such extension. If the Board elects to extend the tender period, the net asset value of the Interests tendered for purchase will be determined at the close of business on a day determined by the Board and Members will be notified of the extension of the tender offer period. During any such extension, all Interests previously tendered and not cancelled will remain subject to the Offers. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offers. At the absolute discretion of the Board, the Portfolios also reserve the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offers, to: (a) cancel the Offers and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offers; (b) amend the Offers; or (c) postpone the acceptance of tendered Interests. If the Board determines to amend the Offers or to postpone the acceptance of Interests tendered, the Board will, to the extent necessary, extend the period of time during which the Offers is open (as provided above) and the Portfolios will promptly notify their Members.

               (vi) Interests may be withdrawn at any time before midnight, Eastern time, April 21, 2010 and, if tendered Interests have not then been accepted by the Portfolio, at any time after April 21, 2010.
               (vii) Members wishing to tender Interests pursuant to the Offers generally should send or deliver a completed and executed Letter of Transmittal (Tender Offer Form will suffice) to the Adviser at the address set forth in Section 4 of the Offer to Purchase, or fax a completed and executed Letter of Transmittal to the Adviser at the fax number set forth in Section 4 of the Offer to Purchase. In addition, Members may email a copy of the completed and executed Letter of Transmittal to the Adviser at OpsRequest@genspring.com. A Member choosing to fax or email a Letter of Transmittal must also send or deliver the original completed and executed Letter of Transmittal (the Tender Offer Form will suffice) promptly thereafter.
          Any Member tendering an Interest pursuant to the Offers may withdraw its tender at any time on or before the Repurchase Request Deadline and, if Interests have not then been accepted by their Portfolio for purchase, at any time after April 21, 2010. To be effective, any notice of withdrawal must be timely received by the Adviser at the address or fax numbers or email address set forth in Section 4 of the Offer to Purchase. A form to use to give notice of withdrawal is available by calling the Adviser at the phone number indicated in Section 5 of the Offer to Purchase. Interests properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offers. However, withdrawn Interests may be re-tendered prior to the Repurchase Request Deadline by following the procedures described above.
               (viii) For purposes of the Offers, each Portfolio will be deemed to have accepted (and thereby purchased) Interests that are tendered when it gives oral or written notice to the tendering Member of its election to purchase such Interests.
               (ix) If more than the Maximum Amount of Interests are duly tendered to the Portfolios prior to the expiration of the Offers and not withdrawn, the Portfolios will, (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the period of the Offers, if necessary, and increase the amount of Interests that the Portfolios are offering to purchase to an amount they believe is sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended periodof the Offers or (c) accept Interests tendered on or before the Repurchase Request Deadline for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests.
               (x) The purchase of Interests pursuant to the Offers will have the effect of increasing the proportionate interest in each Portfolio of Members who do not tender Interests. Members who retain their Interests may be subject to increased risks that may possibly result from the reduction in their Portfolio’s aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. Additionally, a reduction in the aggregate assets of the Portfolios may result in higher costs for remaining Members to the extent that certain expenses borne by the Portfolios are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members from time to time. Payment for Interests purchased pursuant to the Offers may also require the Master Portfolio to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.
               (xi) Not applicable.
               (xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Portfolios pursuant to the Offers. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by their Portfolio pursuant to the Offer.

          In general, when a Portfolio purchases a Member’s interest, in whole or in part, the Member will recognize capital gain to the extent that the cash received upon the purchase exceeds the Member’s adjusted tax basis in his Interest. If a Member receives only cash, rather than an in-kind distribution of Portfolio assets, on a repurchase of his or her entire Interest, the Member will recognize a loss to the extent that the adjusted tax basis of his or her Interest exceeds such cash. However, if the Portfolio repurchases less than a Member’s entire Interest, or if the Portfolio distributes property other than cash on the repurchase of a Member’s entire Interest, the Member will not recognize a loss, if any, until his or her Interest is completely liquidated and any such distributed property is disposed of in a taxable transaction.
          Assuming that each Portfolio is treated as an “investment partnership” for purposes of Section 731 of the Internal Revenue Code of 1986, as amended (“Code”), a Member will not recognize gain or loss as a consequence of receiving an in-kind distribution of Portfolio assets. If the Portfolio were not treated as an “investment partnership,” a distribution of marketable securities to a Member would be treated as a distribution of cash for purposes of determining the amount of gain, if any, realized by the Member. At the time of any in-kind distribution of marketable securities, the Adviser will determine whether the Portfolio is an “investment partnership.”
          A Member’s tax basis in his or her Interest will be increased by his or her share of the relevant Portfolio’s income and gain, as determined for U.S. federal income tax purposes, and decreased (but not below zero) by his or her share of the Portfolio’s losses and deductions, as determined for U.S. federal income tax purposes, including (i) his or her indirect share of all income and loss recognized by an Investment Vehicle as a consequence of a “mark-to-market” election under Section 475 of the Code and (ii) his or her indirect share of any gain or loss recognized by the Master Portfolio upon a withdrawal from an Investment Vehicle. The Portfolios may, at the Adviser’s discretion, specially allocate taxable income or loss to a partially or completely withdrawing Member (including by reason of death) in order to equalize, to the extent possible, the value of the withdrawing Member’s withdrawn capital account with the income tax basis of its withdrawn interest in their Portfolio, or otherwise reduce any discrepancy between amounts previously allocated to such Member’s capital account and amounts previously allocated to such Member for federal income tax purposes. Absent such a special allocation, unrealized gains (or losses) which have economically accrued to the benefit (or detriment) of the withdrawing Member might be taxed to the remaining Members. While this special allocation would provide a result which would be more equitable and more reflective of economic reality, there can be no assurance that the IRS would accept such an allocation.
          Upon a purchase by a Portfolio of a Member’s Interest, in whole or in part, the Member may recognize ordinary income or loss attributable to the Member’s indirect share of certain assets of the Investment Vehicles described in Section 751(c) of the Code. Although the issue is not clear, gain or loss recognized by the Master Portfolio upon a withdrawal from an Investment Vehicle that has made a “mark-to-market” election under Section 475 of the Code, and gain or loss recognized by a Portfolio upon a withdrawal from the Master Portfolio or by a Member upon withdrawal from the Portfolio to the extent such gain or loss is attributable to such an Investment Vehicle, might be treated as ordinary income or loss under Section 751 of the Code as a consequence of the Investment Vehicle’s mark-to-market election.
          Under proposed U.S Department of Treasury regulations, the portion of any gain recognized by a Member on a repurchase of his Interest that is attributable to the Member’s indirect interest in any private foreign investment company (“PFIC”) held by an Investment Vehicle, or to any Investment Vehicle that is a PFIC, will be subject to the PFIC rules described in “Investment Vehicle as Foreign Corporation.” Members should consult their tax advisers about the character of any gain or loss recognized on the repurchase of their Interests.
               (2) Not applicable.
     (b) At the present time, the Portfolios are not aware of any intentions of the Adviser or any of the Portfolio Managers of the Portfolios or members of the Board to have their Interests acquired in this tender offer.
Item 5. Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.
     No Member will have the right to require the relevant Portfolio to redeem his or her Interest (or any portion of his or her Interest). Each Portfolio’s PPM and the LLC Agreement provide that purchases will be made at such times, in such amounts and on such terms as the Board may determine in its sole discretion. Each Portfolio’s PPM and the LLC Agreement also provide that the Board expects to consider on a semi-annual basis whether a Portfolio should offer to purchase Interests, in whole or in part, from Members. In determining whether a Portfolio should offer to purchase Interests, in whole or in part from its Members, the Board will consider a variety of operational, business and economic factors.

     The Portfolios are not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offers (whether or not legally enforceable) between: (i) a Portfolio and the Adviser or the Board, or any person controlling the Portfolios or controlling the Adviser or the Board; and (ii) any person, with respect to Interests. On October 1, 2009, the Master Portfolio and the Portfolios offered to repurchase Interests as of December 31, 2009 from Members and approximately $20 million worth of Interests were tendered.
Item 6. Purposes of This Tender Offer and Plans or Proposals of the Issuer or Affiliate.
          (a) Reference is made to Section 1 of the Offer to Purchase that is attached as Exhibit 99.2, which is incorporated herein by reference.
          (b) Reference is made to Section 1 of the Offer to Purchase that is attached as Exhibit 99.2, which is incorporated herein by reference.
          (c) Reference is made to Section 8 of the Offer to Purchase that is attached as Exhibit 99.2, which incorporated herein by reference. Because Interests are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Portfolios.
Item 7. Source and Amount of Funds or Other Consideration.
          (a) The Portfolios expects that the purchase price for Interests acquired pursuant to the Offers, which will not exceed the Maximum Amount (unless the Portfolios elect to purchase a greater amount), will be paid from one or more of the following sources: (i) cash on hand, (ii) proceeds from the sale of securities held by the Master Portfolio, (iii) withdrawal proceeds from Investment Vehicles in which the Master Portfolio invests, (iv) borrowings (as described in paragraph (b) below), or (v) marketable securities (in the case of any distributions in-kind). Upon its acceptance of tendered Interests for purchase, a Portfolio will maintain daily, as an entry on its books, a distinct account consisting of (1) cash, (2) liquid securities, or (3) interests in specific Investment Vehicles in which the Master Portfolio invests (or any combination of them), in an amount equal to the aggregate estimated unpaid dollar amount of any Promissory Note, as described above.
          (b) Depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Portfolios, in their sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price.
Item 8. Interest in Securities of the Issuer.
     No members of the Boards own any beneficial Interests in the Master Portfolio or the Portfolios.
Item 9. Persons/Assets Retained, Employed, Compensation or Used.
     No persons have been employed, retained or are to be compensated by the Master Portfolio or Portfolios to make solicitations or recommendations in connection with the Offers.
Item 10. Financial Statements.
     The Portfolios commenced operations on July 1, 2009. As of the date of the Offers, the Portfolios were not required to file, and have not filed audited financial statements with the SEC. The unaudited financial statements of each of the Portfolios dated September 30, 2009, and the unaudited schedule of investments dated September 30, 2009 were filed with the SEC on December 4, 2009.
Item 11. Additional Information.
          (a) (1) None.
               (2) None.

               (3) Not Applicable.
               (4) None.
               (5) None.
          (b) None.
Item 12. Exhibits.
99.1	Form of Cover Letter to Offer to Purchase and Letter of Transmittal.

99.2	Form of Offer to Purchase.

99.3	Form of Letter of Transmittal.

99.4	Form of Promissory Note.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 22, 2010
GROWTH CAPITAL MASTER PORTFOLIO, LLC
    on behalf of itself and
GROWTH CAPITAL PORTFOLIO, LLC and
GROWTH CAPITAL TEI PORTFOLIO, LLC

By:	/s/ Ginny R. Neal
Name:	Ginny R. Neal
Title:	Secretary

EXHIBIT INDEX

Exhibit
99.1	Form of Cover Letter to Offer to Purchase and Letter of Transmittal.

99.2	Form of Offer to Purchase.

99.3	Form of Letter of Transmittal.

99.4	Form of Promissory Note.